UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2012

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Fusheng Building Tower 2, 16th Floor,

4 Hui Xin Dong Jie,

Chaoyang District, Beijing 100029

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Form 6-K/A amends (i) the Form 6-K of Phoenix New Media Limited (the “Company”) furnished to the Securities and Exchange Commission on August 17, 2011, including the press release and the unaudited financial results for the three months ended June 30, 2011 and for the six months ended June 30, 2011 (the “Q2 2011 Press Release”); (ii) the Form 6-K of the Company furnished to the Securities and Exchange Commission on November 21, 2011, including the press release and the unaudited financial results for the nine months ended September 30, 2011 (the “Q3 2011 Press Release”) and (iii) the Form 6-K of the Company furnished to the Securities and Exchange Commission on March 6, 2012, including the press release and the unaudited financial results for the twelve months ended December 31, 2011 (the “Q4 2011 Press Release”).

Subsequent to issuing the Q4 Press Release, the Company determined that the accretion to convertible redeemable preferred share redemption value reported for each of the three months ended June 30, 2011, the six months ended June 30, 2011, the nine months ended September 30, 2011 and the twelve months ended December 31, 2011 was overstated by RMB169.6 million. The overstatements are due to an error which caused the issuance date carrying value of the preferred shares to be incorrectly included in the accretion amount for the three months ended June 30, 2011 and each of the year-to-date periods ended June 30, 2011, September 30, 2011 and December 31, 2011. The overstatements in accretion to convertible redeemable preferred share redemption value consequently caused overstatements of loss attributable to ordinary shareholders and misstatements of basic and diluted net income/(loss) per ordinary share and basic and diluted net income/(loss) per ADS in each of these periods.

The Series A convertible redeemable preferred shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering on May 17, 2011. As such, there was no accretion recognized in quarters subsequent to the second quarter of 2011.

In the table below, the amounts under the headings “As Reported” reflect the originally reported information, and the amounts under the headings “As Revised” reflect the revised information. The adjustments do not impact the Company’s balance sheet, cash position, revenues or income from operations.

Consolidated Statement of Operations Data (in thousands)	For the Three Months Ended June 30, 2011				For the Six Months Ended June 30, 2011
	As Reported		As Revised		As Reported		As Revised
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Accretion to convertible redeemable preferred share redemption value	(380,665)	(58,895)	(211,020)	(32,648)	(943,268)	(145,938)	(773,623)	(119,691)
Net income/(loss) attributable to ordinary shareholders	(350,604)	(54,244)	(180,959)	(27,997)	(939,442)	(145,347)	(769,797)	(119,099)
Net income/(loss) per ordinary share—basic and diluted	(0.73)	(0.11)	(0.37)	(0.06)	(2.21)	(0.34)	(1.81)	(0.28)
Net income/(loss) per ADS—basic and diluted	(5.80)	(0.90)	(3.00)	(0.46)	(17.71)	(2.74)	(14.51)	(2.25)

Consolidated Statement of Operations Data (in thousands)	For the Nine Months Ended September 30, 2011				For the Twelve Months Ended December 31, 2011
	As Reported		As Revised		As Reported		As Revised
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Accretion to convertible redeemable preferred share redemption value	(943,268)	(147,894)	(773,623)	(121,296)	(943,268)	(149,870)	(773,623)	(122,916)
Net income/(loss) attributable to ordinary shareholders	(882,604)	(138,384)	(712,959)	(111,784)	(846,965)	(134,568)	(677,320)	(107,615)
Net income/(loss) per ordinary share—basic and diluted	(1.81)	(0.28)	(1.46)	(0.23)	(1.63)	(0.26)	(1.30)	(0.21)
Net income/(loss) per ADS—basic and diluted	(14.49)	(2.27)	(11.71)	(1.84)	(13.05)	(2.07)	(10.44)	(1.66)

In the Q2 2011 Press Release, the revised information appears in the first and second sentences of the second paragraph under the heading “Net Income/Loss,” as well as in the line items “Accretion to convertible redeemable preferred share redemption value,” “Net loss attributable to ordinary shareholders,” “Net loss per ordinary share, basic and diluted” and “Net loss per ADS, basic and diluted” for the three months ended June 30, 2011 and the six months ended June 30, 2011 in the Unaudited Condensed Consolidated Statements of Operations. In the Q3 2011 Press Release, the revised information appears in the line items “Accretion to convertible redeemable preferred share redemption value,” “Net income/(loss) attributable to ordinary shareholders,” “Net income/(loss) per ordinary share—basic,” “Net income/(loss) per ordinary share—diluted,” “Net income/(loss) per ADS—basic” and “Net income/(loss) per ADS—diluted” for the nine months ended September 30, 2011 in the Unaudited Condensed Consolidated Statements of Operations. In the Q4 2011 Press Release, the revised information appears in the third and fourth sentences of the first paragraph under the heading “Net Income” in the Section “Fiscal Year 2011 Financial Results,” as well as in the line items “Accretion to convertible redeemable preferred share redemption value,” “Net income/(loss) attributable to ordinary shareholders,” “Net income/(loss) per ordinary share—basic,” “Net income/(loss) per ordinary share—diluted,” “Net income/(loss) per ADS—basic” and “Net income/(loss) per ADS—diluted” for the twelve months ended December 31, 2011 in the Unaudited Condensed Consolidated Statements of Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

By:	/s/ Qianli LIU
Name:	Qianli LIU
Title:	Chief Financial Officer

Date: March 14, 2012